Exhibit 99.2

PRESS RELEASE

For immediate release

NMG Discloses Annual General & Special Meeting Voting Results and Provides Update on the Advancement of its Business Strategy

+    Reappointment of the Directors and adoption of all resolutions submitted shareholders.

+    Having a majority of its Phase-2 production reserved via offtakes with Panasonic Energy and GM, active commercial engagement with other tier-1 battery and EV manufacturers to formalize long-term agreements on active anode material volumes and potential equity investment.

+    Strong footing for launch of construction once minimum financing is reached; construction-ready Phase-2 sites, core owner team assembled, and project execution strategy outlined.

+    Project financing diligently advancing through engagement with multiple governmental agencies and programs, strategic investors, and lenders.

+    Strong tailwinds supporting NMG’s development, including geopolitics favoring North American sourcing of graphite battery materials and continued growth in EV sales (Bloomberg, Rho Motion) and energy storage markets (BloombergNEF).

MONTRÉAL, CANADA, June 27, 2024 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) held today its virtual Annual General and Special Meeting of Shareholders (the “Meeting”) which was supplemented with a corporate presentation. NMG’s management team provided shareholders with an update on the Company’s key projects, agreements with Anchor Customers Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE:GM), additional commercial engagement, as well as growth plan.

Eric Desaulniers, Founder, President, and CEO of NMG, said: “Foundational milestones attained since the beginning of the year have enabled us to position NMG as a leading active anode material producer with solid commercial partnerships and 100% ownership of North America’s two largest and most advanced projected natural graphite operations. Our team is now actively advancing engineering to reflect our Anchor Customers’ product specifications and defining execution plans to deliver on our Phase 2, the Matawinie Mine and the Bécancour Battery Material Plant.”

Matters Voted upon at the Meeting and Results

Each of the eight nominees listed in the Company’s management information circular dated May 21, 2024, provided in connection with the Meeting were reappointed as Directors of the Company.

Shareholders also adopted all other resolutions submitted for their approval, including the appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next annual meeting of the Company and the authority given to directors to set its compensation, and the ratification and confirmation of the stock option plan of the Company.

The complete voting results for each item of business are as follows:

ELECTION OF DIRECTORS

Name of Nominee	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Stephanie Anderson	44,178,608	99.78%	99,409	0.22%
Daniel Buron	44,172,257	99.76%	105,759	0.24%
Eric Desaulniers	44,137,201	99.68%	140,815	0.32%
Arne H Frandsen	44,100,938	99.60%	177,078	0.40%
Jürgen Köhler	44,046,203	99.48%	231,813	0.52%
Nathalie Pilon	44,181,060	99.78%	96,957	0.22%
James Scarlett	44,060,774	99.51%	217,242	0.49%
Andrew Willis	43,399,924	99.37%	278,092	0.63%

Appointment and Compensation of pricewaterhouse coopers LLP as Auditor

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
48,025,453	99.86%	65,632	0.14%

Ratification and Confirmation of the Company’s Stock Option Plan

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
43,390,421	98%	887,595	2%

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under NMG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Advancement of NMG’s Business Strategy

The Company is currently updating the results of the feasibility study for its integrated ore-to-anode-material Phase 2 to reflect the latest technological advancements, specific requirements from Anchor Customers, budget optimization, and other project planning developments. Outputs from this exercise will support project financing as NMG continues discussions with multiple governmental agencies and programs, strategic investors, and lenders in view of the final investment decision (“FID”). Preliminary work on each site provides a strong footing for launch of construction once minimum financing is reached. The Company has assembled its core owner team and has selected an integrated project team model to ensure greater control over the project’s direction as well as reduced project management and overall capital costs.

NMG is also reporting progress on the development of zero-emission equipment for the Matawinie Mine thanks to strategic agreements with Caterpillar Inc. (“Caterpillar”). Direct involvement from respective technical and mining teams informs an integrated solution tailored to the Matawinie site, covering the fleet, charging infrastructure and operating site management.

Caterpillar, NMG and Toromont representatives at Caterpillar’s Tuscon Mining Center as part of a two-day on-site visit.

The Company is actively engaging with other tier-1 potential customers for offtake agreement(s) on the balance of its Phase-2 active anode material production accompanied by strategic investments. In addition, the recent acquisition of the Uatnan Mining Project, a key asset to underpin NMG’s Phase 3, provides a scalable commercial profile aligned with the western market growth set to reach nearly 2.7 TWh by the end of the decade (Benchmark Mineral Intelligence, June 2024). Hence, the Company has initiated the assessment of industrial sites for the establishment battery material plants to refine this production, including in Québec, Europe and the U.S., close to its potential customer base.

Geopolitics, with escalating tensions between the U.S. and China on critical components of the energy transition, including graphite, batteries and electric vehicles (“EVs”), have created strong tailwinds for the Company over the past few months. China, which controls over 95% of the global spherical graphite production (Benchmark Mineral Intelligence, February 2024) has announced restrictions on graphite exports, while the U.S. defined limitations on battery components or critical minerals sourced from China or Chinese-controlled companies, and announced the reinstatement of tariffs on graphite from China.

These trade tensions amplify pressure on battery and EV manufacturers for securing graphite, especially in a sustained growth environment. Indeed, EV sales have grown 19% year-over-year worldwide (Rho Motion, May 2024) while the energy storage market almost tripled in 2023 (BloombergNEF, April 2024).

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the update of the feasibility study for its Phase 2 reflecting the technological advancements, specific requirements of the Anchor Customers, budget optimization, and other project planning developments, to support project financing, and the discussions with various governmental agencies, strategic investors, and lenders, as well as the advantages of its project execution model to ensure greater control over the project’s direction and reduction project management and engineering costs, the active discussions and positive outcome with other tier-1 potential customers for the balance of its Phase-2 active anode material production, strategic investments and the potential of the Phase 3 Uatnan project to meet the western market growth, the assessment of industrial sites for the establishment of production plants for such production, and the intended results of the initiatives described in this press release and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

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